SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 07 July, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	bp appoints Simon Henry as non-executive director dated 07 July 2025

Exhibit 1.1

press release

7 July 2025

bp announces non-executive director appointment

BP p.l.c. ("bp") today announced the appointment to its board of Simon Henry as a non-executive director with effect from 1 September 2025.

Helge Lund, chair of bp, said: "I am delighted to welcome Simon to bp. The board will benefit from his deep and broad experience of the global upstream and downstream energy industry and his financial and commercial understanding of global markets, together with his extensive and varied board experience."

Simon has wide-ranging expertise and experience in global finance, strategy, governance and management, gained across the energy industry internationally. In a career of 35 years with Shell, he held senior finance and management roles internationally and was chief financial officer and a member of the board from 2009 until 2017.

Simon is currently a non-executive director of Rio Tinto plc and Rio Tinto Limited. Rio Tinto announced in February that he will step down from those roles in the second half of 2025. Harbour Energy plc announced earlier today that Simon will step down from its board with immediate effect. Within the past five years, Simon resigned as a director from Lloyds Banking Group plc and PetroChina Ltd, in September 2020 and May 2022 respectively. There are no additional matters that require disclosure under 6.4.8R of the UK Listing Rules.

bp also announced today that Pamela Daley, non-executive director, will step down from the bp board for personal reasons with effect from 7 July 2025.

Helge Lund added: "On behalf of the board, I would like to thank Pam for her outstanding service over the past seven years."

Further information

bp press office, London: bppress@bp.com, +44 (0)7831 095541.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 July 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary